UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(October 26, 2012)

DIVERSINET CORP.

--------------------------------------------------------------------------------

(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

--------------------------------------------------------------------------------

(Address of principal executive offices)

1.

Press Release - Quarter ended September 30, 2012

2.

Financial Statements for the Three Months and Nine Months ended September 30, 2012

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended September 30, 2012

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

    ---

      ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

---

         ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

 --------------------------------------

(REGISTRANT)

DATE: October 26, 2012

BY:    /S/ DAVID HACKETT

--------------------------------------

DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports Third Quarter 2012 Financial Results

TORONTO, October 26, 2012 – Diversinet Corp. (TSX Venture: DIV, OTCQB: DVNTF), a leader in secure mobile health that “Powers Care Coordination through Mobility,” reported its third quarter 2012 results for the period ended September 30, 2012. All dollar amounts are in U.S. dollars.

Financial Highlights

Revenues for the third quarter of 2012 increased 35% to $451,000 from $333,000 in the same year-ago period. Revenues for the nine months ended September 30, 2012 increased 27% to $1.2 million from $0.9 million in the same period in 2011.

Revenues in the third quarter of 2012 included $181,000 from the Company’s license and reseller agreement with Mihealth Global Systems and $138,000 from the University of Nebraska.

Net loss in the third quarter totalled $0.7 million or $(0.02) per share, an improvement from a net loss of $1.1 million or $(0.03) per share in the same period last year. Net loss for the nine months ended September 30, 2012 was $3.2 million or $(0.07) per share, an improvement from a net loss of $3.9 million or $(0.09) per share in the same period in 2011.

Cash used in operations for the third quarter was $0.8 million compared with $1.1 million in the same period last year. Cash and cash equivalents were $4.3 million at September 30, 2012 as compared to $7.4 million at December 31, 2011.

Operational Highlights

•

During the third quarter, Diversinet received a one-year renewal from the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program for members of the military recovering from mild traumatic brain injuries and other wounds.

•

In July 2012, Diversinet appointed Bret Jorgensen as chairman of the board. Jorgensen succeeded Albert Wahbe, who retired as chairman but remains a member of the board. Jorgensen brings more than 20 years of experience as a healthcare entrepreneur and corporate transformation executive to Diversinet.

•

Diversinet’s CEO, Dr. Hon Pak, was interviewed by mHealth Zone at American Telemedicine Association 2012 Fall Forum. He discussed his views about the emerging mHealth market and recent developments of Diversinet’s MobiSecure® technology, an enterprise-level mhealth platform that enables care coordination and patient engagement through building and configuring applications. The broadcast is available for replay here.

“Our secure and flexible mobile platform uses a unique system based approach to design, build and customize enterprise-level applications that drive patient engagement and care coordination,” said Dr. Pak. “We currently support 12,000+ users across our existing customer base and look forward to adding new customer relationships this quarter.”

Financial Summary

	Q3 2012	Q3 2011
Revenues	$451,018	$332,976
Cost of revenues	92,006	53,125
Gross margin	359,012	279,851

Expenses
Research and development	191,454	539,156
Sales and marketing	326,832	385,141
General and administrative	481,563	409,957
Depreciation	12,999	15,914
	1,012,848	1,350,168
Loss before the undernoted	(653,836)	(1,070,317)
Foreign exchange loss	(3,847)	(9,409)
Interest income	2,750	5,405
Loss for the period	$(654,933)	$(1,074,321)
Basic and diluted earnings (loss) per share	$(0.02)	$(0.03)

Cash and cash equivalents	$4,318,583	$8,658,899
Total assets	$4,816,739	$9,256,575
Total current liabilities	$615,610	$573,925
Total shareholders’ equity	$4,201,129	$8,682,650

Weighted average basic and fully diluted common shares outstanding	43,293,043	42,671,847

For complete financial statements, including the notes and management’s discussion and analysis, please visit our website at www.diversinet.com/FinancialReports.html.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCQB: DVNTF) is answering the challenges of today’s healthcare landscape with a secure enterprise mobile healthcare platform and integrated solutions. This technology can be leveraged and customized quickly to meet the ever-changing needs of healthcare organizations and patients – driving patient-provider and payer communications and improving outcomes while lowering costs.  Learn more about Diversinet at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. MobiSecure is a registered trademark of Diversinet Corp.

Company Contact

Investor Relations

Diversinet Corp.

Liolios Group, Inc.

David Hackett

Ron Both

Chief Financial Officer

Managing Director

416-756-2324 ext. 275

949-574-3860 ext 1710

dhackett@diversinet.com

DVNTF@liolios.com

#

Diversinet Corp.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
[in United States dollars]

	September 30	December 31
	2012	2011
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	4,318,583	7,397,025
Accounts receivable	128,828	287,155
Tax credits recoverable (note 4)	152,565	-
Prepaid expenses	43,320	64,252
Total current assets	4,643,296	7,748,432
Property and equipment, net	173,443	207,301
Total assets	4,816,739	7,955,733

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	156,697	217,539
Accrued liabilities (note 5)	222,580	281,011
Deferred revenue	236,333	284,583
Total current liabilities	615,610	783,133

Shareholders’ equity
Share capital (note 6)	85,902,861	85,848,861
Additional paid-in capital	19,972,505	19,755,623
Share purchase warrants (note 6)	26,373	39,318
Deficit	(100,179,889)	(96,950,481)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	4,201,129	7,172,600
Total liabilities and shareholders’ equity	4,816,739	7,955,733

Commitments and contingencies (note 8)
Basis of presentation (note 1)

See accompanying notes to unaudited interim condensed consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
[in United States dollars]
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	$	$	$	$

Revenues	451,018	332,976	1,152,187	909,334
Cost of revenues	92,006	53,125	176,768	89,900
Gross margin	359,012	279,851	975,419	819,434

Expenses
Research and development	191,454	539,156	1,685,294	1,990,186
Sales and marketing	326,832	385,141	1,002,875	1,280,804
General and administrative	481,563	409,957	1,475,895	1,412,762
Depreciation	12,999	15,914	41,028	46,539
	1,012,848	1,350,168	4,205,092	4,730,291
Loss before the undernoted	(653,836)	(1,070,317)	(3,229,673)	(3,910,857)
Foreign exchange gain (loss)	(3,847)	(9,409)	(10,326)	20,449
Interest income	2,750	5,405	10,591	17,558
Net loss for the period and comprehensive loss	(654,933)	(1,074,321)	(3,229,408)	(3,872,850)

Basic and diluted loss per share	(0.02)	(0.03)	(0.07)	(0.09)
Weighted average basic common shares outstanding	43,293,043	42,671,847	43,161,058	42,501,766
Weighted average fully diluted common shares outstanding	43,293,043	42,671,847	43,161,058	42,501,766

See accompanying notes to unaudited interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
[in United States dollars]
(Unaudited)

Share Capital		Additional Paid-In Capital	Share Purchase Warrants	Retained Earnings (Deficit)	Cumulative Translation Adjustment	Shareholders’ Equity
$		$	$	$	$	$
Balance December 31, 2010	85,583,198	19,346,409	21,242	(91,413,886)	(1,520,721)	12,016,242
Net loss				(1,110,920)		(1,110,920)
Shares issued for services (note 6)	100,625		11,500			112,125
Compensation expense		76,651				76,651
Balance March 31, 2011	85,683,823	19,423,060	32,742	(92,524,806)	(1,520,721)	11,094,098
Net loss				(1,687,609)		(1,687,609)
Shares issued for services (note 6)	68,850		3,771			72,621
Compensation expense		112,807				112,807
Balance June 30, 2011	85,752,673	19,535,867	36,513	(94,212,415)	(1,520,721)	9,591,917
Net loss				(1,074,321)		(1,074,321)
Shares issued for services (note 6)	62,438		2,805			65,243
Compensation expense		99,811				99,811
Balance September 30, 2011	85,815,111	19,635,678	39,318	(95,286,736)	(1,520,721)	8,682,650

Balance December 31, 2011	85,848,861	19,755,623	39,318	(96,950,481)	(1,520,721)	7,172,600
Net loss				(1,427,258)		(1,427,258)
Shares issued for services (note 6)	33,750					33,750
Compensation expense		101,035				101,035
Balance March 31, 2012	85,882,611	19,856,658	39,318	(98,377,739)	(1,520,721)	5,880,127
Net loss				(1,147,217)		(1,147,217)
Shares issued for services (note 6)	10,125					10,125
Compensation expense		46,476				46,476
Warrants expired		12,945	(12,945)			-
Balance June 30, 2012	85,892,736	19,916,079	26,373	(99,524,956)	(1,520,721)	4,789,511
Net loss				(654,933)		(654,933)
Shares issued for services (note 6)	10,125					10,125
Compensation expense		56,426				56,426
Balance September 30, 2012	85,902,861	19,972,505	26,373	(100,179,889)	(1,520,721)	4,201,129

See accompanying notes to unaudited interim consolidated financial statements.

Diversinet Corp.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)
	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(654,933)	(1,074,321)	(3,229,408)	(3,872,850)
Add (deduct) items not requiring an outlay of cash:
Depreciation	12,999	15,914	41,028	46,539
Foreign exchange (gain) loss	(12,432)	14,542	(13,238)	(30,387)
Stock-based compensation expense (note 6)	66,551	165,054	257,937	516,258
Changes in non-cash working capital:
Accounts receivable	67,644	(214,959)	158,327	(155,298)
Tax credit recoverable	(152,565)	-	(152,565)	-
Prepaid expenses	15,048	(23,524)	20,932	(96,519)
Accounts payable	(9,171)	27,967	(60,842)	86,339
Accrued liabilities	22,918	(98,080)	(58,431)	(333,244)
Deferred revenue	(147,836)	76,000	(48,250)	92,416
Cash used in operations	(791,777)	(1,111,407)	(3,084,510)	(3,746,746)

FINANCING ACTIVITIES
None	-	-	-	-
Cash provided by financing activities	-	-	-	-

INVESTING ACTIVITIES
Purchase of property and equipment	(722)	(6,072)	(7,170)	(83,492)
Cash used in investing activities	(722)	(6,072)	(7,170)	(83,492)

Foreign exchange gain (loss) on cash held in foreign currency	12,432	(14,542)	13,238	30,387
Net change in cash and cash equivalents during the period	(780,067)	(1,132,021)	(3,078,442)	(3,799,851)
Cash and cash equivalents, beginning of the period	5,098,650	9,790,920	7,397,025	12,458,750
Cash and cash equivalents, end of the period	4,318,583	8,658,899	4,318,583	8,658,899

Supplemental cash flow information:
Interest received	2,750	5,405	10,591	17,558
Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees and board (note 6)	10,125	62,438	54,000	231,912

Cash and cash equivalents is comprised of:
Cash			665,088	520,192
Cash equivalents			3,653,495	8,138,707
			4,318,583	8,658,899

See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in US dollars)
Three and nine months ended September 30, 2012 and 2011

Diversinet Corp. (“Company”), an Ontario corporation, develops, markets and distributes mobile security infrastructure solutions and professional services to the health services, financial services, and software security marketplaces.

1. Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in its normal course of business.  Certain conditions exist that cast substantial doubt on the Company’s ability to continue as a going concern.  The Company incurred a significant loss from operations in 2011 and in the first three quarters of 2012 and used significant amounts of cash in operating activities during 2011 and in the first three quarters of 2012.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing or generating positive cash flows from operations.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies

The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP are not provided.  These unaudited interim condensed consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the 2011 annual audited financial statements of the Company.

In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2012 and the results of operations and cash flows for the three and nine months ended September 30, 2012 and 2011.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these unaudited interim condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

3. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured mobile  solutions and related products and services.  As at September 30, 2012, 98% (84% - 2011) of property and equipment were located in Canada.  For the three month period ended September 30, 2012, three customers contributed 40%, 31% and 16% of the total revenue (two customers contributed 56% and 12% of the total revenue for the same period in 2011).  For the nine month period ended September 30, 2012, three customers contributed 48%, 19% and 14% of the total revenue (two customers contributed 56% and 21% of the total revenue for the same period in 2011).

Revenue is attributable to geographic location, based on the location of the customer, as follows:
	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	$	$	$	$
United States	245,268	256,601	526,614	333,721
Asia	24,750	24,750	74,448	76,782
Canada	181,000	51,625	551,125	498,831
	451,018	332,976	1,152,187	909,334

Revenue is attributable to product and services as follows:
	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	$	$	$	$
Consulting services	256,338	216,908	569,179	364.670
Licensing	194,680	116,068	583,008	544,664
	451,018	332,976	1,152,187	909,334

4.  Tax credits recoverable

The Company is eligible for non-refundable tax credits under the Scientific Research and Experimental Development (“SRED”) program in Canada.  Under this federal program, the Company is only eligible to claim a non-refundable investment tax credit (“ITC”), which can be offset against taxes payable at such time that the Company has an income tax liability.  The Company is also eligible for refundable tax credits under the Ontario Innovation Tax Credit (“OITC”) program.

Based on historical evidence of collection of amounts claimed as filed, Management has determined that there is reasonable assurance in this period and going forward that these OITC’s will be recoverable as filed, and accordingly, the Company has recorded a tax credit recoverable as at September 30, 2012 of $152,565 (2011 - $nil) related to expenditures incurred in the first nine months of fiscal 2012, with a corresponding reduction to the related research and development expenses that were incurred to earn the tax credit.

Total OITC credit included in research and development expense is $352,565 (2011 - $200,000) for the three and nine months ended September 30, 2012.

5. Accrued liabilities	September 30, 2012	December 31, 2011
Compensation	58,118	$144,574
Professional fees	82,911	76,727
Miscellaneous	81,551	59,710
	222,580	$281,011

6.  Share capital

(a) Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2011	280,000	$39,318	43,009,347	$85,848,861
Shares issued (i)	-	-	75,000	15,000
Board compensation (ii)	-	-	318,750	39,000
Warrants expired (iii)	(70,000)	(12,945)	-	-
Balance, September 30, 2012	210,000	$26,373	43,403,097	$85,902,861

(i) On April 2, 2008, Mr. Wahbe entered into a three year employment agreement, which was renewed for a further one year period in April 2011 to March 31, 2012, to continue to serve as Chief Executive Officer.  The Company had the option of paying Mr. Wahbe through the issuance of common shares to a maximum of 300,000 shares annually.  Share compensation during the nine months ended September 30, 2012 under this agreement was $15,000 representing the issuance of 75,000 common shares for the quarter ended March 31, 2012.  The share compensation was based on the Company’s common share price on or about the last day of the quarter.

(ii) During the three and nine months ended September 30, 2012 the Company issued 112,500 and 318,750 common shares respectively to the non-management board members in lieu of cash compensation expense.  The related share compensation is based on the Company’s common share price on or about the last day of the quarter.

(iii) Amount related to warrants expired during the period.

The following table summarizes information for warrants outstanding:
Range of exercise price	Number outstanding	Number exercisable	Weighted average remaining life (years)
$0.75 - $1.00	210,000	110,000	0.54

(b) Stock options:

Each stock option entitles the holder to purchase one common share of the Company.  A total of 8,984,363 common shares (being 10,958,476 in the plan less 1,974,113 exercised to date) have been reserved to meet outstanding options, or future options to be granted, under the option plan.  A summary of the Company’s stock options outstanding and the changes during the nine month period ended September  30, 2012 is presented below:

Number outstanding
Outstanding, beginning of period	5,952,701
Exercised	-
Cancelled and forfeited	(2,242,601)
Issued	3,673,762
Outstanding, end of period	7,383,862
Exercisable, end of period	3,720,079

The following table summarizes information for stock options outstanding:

Range of exercise price	Number outstanding	Number exercisable	Weighted average remaining life (years)
$0.09 - $0.18	2,518,562	422,141	4.73
$0.19 - $0.49	2,659,675	1,093,250	3.51
$0.50 - $0.71	2,205,625	2,204,688	0.58
	7,383,862	3,720,079	3.05

During the three and nine months ended September 30, 2012 the Company recorded stock-based compensation expense of $66,551 (2011 - $165,054) and $257,937 (2011 - $516,258) respectively, related to common shares, and stock options granted to employees, officers, directors and consultants.

During the three and nine months ended September 30, 2012, the Company granted 2,218,562 (2011 – 110,000) and 3,673,762 (2011 – 1,328,257) options respectively.  The weighted average estimated fair value at the date of the grant for options granted for the nine months ended September 30, 2012 was $0.09.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended September 30	2012	2011
Risk-free interest rate	1.63%	1.53%
Volatility factor of the future expected market price	127%	107%
Weighted average expected life of options	5 years	5 years

7. Basic and diluted loss per share

Basic loss per share has been calculated by dividing net loss for the period by the weighted average number of shares outstanding during each period.  Diluted loss per share has been calculated by dividing net loss for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted loss per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of share equivalents or the proceeds of option and warrant exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Numerator:
Net loss available to common shareholders	(654,933)	$(1,074,321)	(3,229,408)	$(3,872,850)

Denominator:
Weighted average shares: basic	43,293,043	42,671,847	43,161,058	42,501,766
Effect of outstanding stock options and warrants	-	-	-	-
Weighted average shares: diluted	43,293,043	42,671,847	43,161,058	42,501,766

Basic and diluted net loss per share	$(0.02)	$(0.03)	$(0.08)	$(0.09)

Because of the Company’s loss position in the three and nine months ended September 30, 2012 and 2011, all of the Company’s outstanding options and warrants have been excluded from calculation of diluted earnings per share.

8. Commitments and contingencies
Lease commitments: Total future minimum lease payments including operating costs are as follows:
2012	83,807
2013	292,821
2014	339,542
2015	306,334
2016	307,417
2017	90,558
$1,420,479

During the three and nine months ended September 30, 2012, the Company recorded rent expense of $87,438 (2011 - $81,320) and $246,035 (2011 - $219,736), respectively.

9. Related Party Transactions

In May 2011, the Company appointed Mr. Alan Portela, CEO of Airstrip Technologies Inc., to the Company’s board of directors.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), had been retained by Diversinet to provide sales and business development services until April 2012.  During the three and nine months ended September 30, 2012, the Company paid Hybrid $0 and $40,000, respectively.  The Company has transacted these services at the exchange amount.

In December 2011, we appointed Dr. Hon Pak as interim Chief Executive Officer.  The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO.  In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO.  In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board.  Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly.  Dr. Pak, as part of his employment agreement in February 2012, received 1,400,000 options under the share option plan which were approved by shareholders in June 2012.  During the three months and nine months ended September 30, 2012, the Company paid HSP $0 and $42,000, respectively.  The Company has transacted these services at the exchange amount.

In July 2012, we appointed Bret Jorgensen to the Company’s board of directors and chairman.  The consulting firm founded by Mr. Jorgensen, Jorgensen Advisory Services (“JAS”), has been retained by Diversinet to provide certain business advisory services.  Furthermore options to purchase 863,562 common shares at $0.09 per share, vesting at 25% on the date of grant and the remaining 75% quarterly in arrears over two years in accordance with the share option plan were granted to JAS.  During the three and nine months ended September 30, 2012, the Company paid JAS $45,000 and $45,000, respectively.  The Company has transacted these services at the exchange amount.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited condensed consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”).  All dollar amounts in this MD&A are in U.S. dollars unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2011, and our Quarterly Report for the period ended September 30, 2012, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at October 26, 2012.

EXECUTIVE OVERVIEW

Our Business and Strategy

Diversinet Corp. provides patented and proven products that enable healthcare organizations to rapidly deploy HIPAA-compliant mobile healthcare (mHealth) applications to “power care coordination through mobility”.

Founded in 1997 and based in Toronto, with a sales office in Dallas, Diversinet has invested heavily in its core technology and has built a sizable patent portfolio.  Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

With increasing pressures on the healthcare industry to reduce costs, increase efficiency and reduce medical errors there are opportunities for secure mHealth applications that focus on care coordination.  mHealth gives the healthcare industry the ability to manage the increasing number of patients afflicted by one or more chronic conditions, while improving overall quality of care, outcomes and containing costs.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) addresses the need for security standards to protect the confidentiality and integrity of individually identifiable health information.  HIPAA security rules require a risk-based security assessment and the implementation of appropriate authentication for access to electronic Protected Health Information (ePHI).

Diversinet’s MobiSecure® technology helps healthcare payers and providers, pharmaceutical companies, application developers and other healthcare organizations address the increasing need for secure messaging, as well as safe, convenient storage and sharing of personal health data.  Diversinet-powered solutions support healthcare reform by enabling healthcare organizations to improve quality of care while reducing costs.

MobiSecure is based on Open AuTHentication (OATH) standards for authentication and was designed specifically to prevent unauthorized access to confidential data.  Coupled with Diversinet’s encryption architecture, MobiSecure enables providers, insurers, patients and other users to securely connect with critical healthcare information with protection against identity theft or fraud.

MobiSecure Communicator is a secure application that enables healthcare organizations to rapidly deploy HIPAA compliant “mHealth Apps” to anyone, anywhere, on any mobile device.  MobiSecure Communicator offers secure communication and management of critical data and personal information, from a mobile phone, tablet or desktop computer, directly over the Internet and wireless networks.  It also supports advanced secure data messaging such as alerts, question/response and advanced questionnaires.

MobiSecure Gateway SDK provides the security and mobile provisioning functionality necessary to allow developers to meet the stringent healthcare regulatory requirements for offering secure mHealth solutions.  The security functionality includes encryption and OATH-standards based One Time Password for strong authentication.

MobiSecure key advantages include:

1.

Built in security features that meet/exceed HIPAA regulations and support strong authentication,

2.

Support for a wide range of smart, feature phones and tablets,

3.

Flexible integrated products:

a.

Rapidly enabling multiple mobile healthcare applications in messaging, publishing & case management

b.

Highly scalable solutions that can support large number of users

c.

Agility and on the fly customization of mobile user interface

d.

Consumer friendly patented resident mobile application with OTA provisioning

4.

Allows online and offline data access from mobile devices

2012 Quarterly Highlights

During January 2012, Diversinet received Canadian patent No. 2,387,328 “Mobile Terminal System”.  This patent is a system, apparatus and method for enabling interaction between a mobile device and a dynamic list of remotely hosted applications.  A mobile device is provided with a removable module implementing a virtual machine defined by a set of instructions.  The mobile device requests an initial application from an application server.  The application server generates executable code that is then forwarded to the mobile device for execution.  The mobile device interprets the executable code and runs it, possibly causing text or a menu to be displayed.  In another embodiment, an application server initiates a communication by transmitting a set of commands causing one or more actions on the mobile device, such as the sounding of an audio alarm, the display of text, et cetera.

During February 2012, Dr. Hon Pak, who had been serving as the interim CEO since December 2011, was formally appointed as the Company’s Chief Executive Officer and to the Company’s Board of Directors.  Prior to his role as interim CEO, he was a member of Diversinet’s executive advisory board since September 2011.

During the first quarter the Company delivered a secure technology platform that supports and enables care coordination through mobility. Components of the technology include a Care Coordination Engine, providing a “configure once-deploy many” capability for clients who need a HIPAA-compliant mobile engagement tool for consumers/patients and providers/staff.  Diversinet’s new tag line is “Powering Care Coordination Through Mobility”.

During February 2012, AirStrip Technologies, Inc. selected Diversinet’s government-certified MobiSecure SDK solution for the crucial security validation needed to offer mobile healthcare applications to military and other U.S. government agencies.  Integrating MobiSecure will enable AirStrip applications to provide levels of authentication and encryption necessary for use in such government organizations as military hospitals.

During the first quarter of 2012, the Board of Regents of the University of Nebraska d/b/a the University of Nebraska Medical Center (U of N) started using our MobiSecure SDK on a non-commercial basis to determine if the SDK could be utilized to interface with the U of N’s preoperative treatment algorithms.  Under the agreement, Diversinet hosted a ‘sandbox’ environment until September 2012 that allowed the U of N to gain familiarity with the MobiSecure platform and to determine if it wants to acquire a permanent license for the software.

During March 2012, Diversinet expanded its intellectual property portfolio with the award of a U.S. patent No. 8,130,961 “Method and system for client-server mutual authentication using event-based OTP”. This patent defines a method of protecting client-server communications and is the foundation of the MobiSecure messaging protocol. It provides authentication services through the use of one-time passwords (OTPs), and encryption services through the use of a unique key per-transaction encryption scheme.

During April 2012, Diversinet received Canadian Patent No. 2,556,464 “A Method For Device Auto-Detection And Classification”.  The patent consists of a method of automatically detecting and classifying a device, comprising: a) receiving information from the device; b) looking up the information in a device directory to identify the device; c) applying a series of identity rules if the information is not found in the device directory; and d) identifying the device from the identity rules.

During July 2012, Bret Jorgensen was appointed to the company’s Board of Directors and appointed Chairman.  Mr. Jorgensen was most recently the CEO of MDVIP, a personalized healthcare company that was sold to Procter & Gamble in 2010.  Previously, as CEO, he restructured InSight Health, a diagnostic-imaging business and was co-founder and president of TheraTx Health Services, a large, fast-growing healthcare services company.  Mr. Jorgensen also currently serves as chairman of Crossover Health, an innovative worksite health provider, and is a board member of the Kravis Leadership Institute.  He is a strategic advisor to Qualcomm Life and Hello Health and has served as a director of several other public and private healthcare companies.

During October 2012, Diversinet was awarded Federal Information Processing Standards (FIPS) 140-2 validation by the National Institute of Standards and Technology (NIST) for its MobiSecure® technology.  This certification validates the security technology underpinning Diversinet’s MobiSecure mobile health platform.  The milestone marks Diversinet’s mHealth platform as the first with built-in FIPS 140-2-grade security. FIPS 140-2 specifications exceed HIPAA requirements.  NIST has validated Diversinet’s Java cryptographic module and Java Crypto Module for Mobile under FIPS 140-2, Security Requirements for Cryptographic Modules – a rigorous testing program administered by NIST and the Communications Security Establishment Canada (CSEC).  The FIPS 140-2 validation, a recognized North American standard for proper use of encryption, is required for use in U.S. and Canadian government communications systems to protect sensitive data.

RESULTS OF OPERATIONS

Revenues

For the three months ended September 30, 2012, we reported revenues of $451,000 compared to revenues of $333,000 for the quarter ended September 30, 2011.  Revenue for the nine months ended September 30, 2012 were $1,152,000 compared to $909,000 for the same period in 2011.

During the three months ended September 30, 2012, the Company generated $256,000 (2011 - $217,000) from consulting services and $195,000 (2011 – $116,000) from licensing.  For the three months ended September 30, 2012, consulting revenues included delivery of $6,000 to MiHealth, $5,000 to Intersections, $12,000 in support to Janssen Research & Development, L.L.C. through its Janssen Healthcare Innovation team (“Janssen”), $138,000 in services and statement of work to University of Nebraska and $71,000 in services and support to the U.S. Army’s Telemedicine and Advanced Technology Research Center (part of the U.S. Army Medical Research and Materiel Command) mCare telehealth-outreach program.  For the three months ended September 30, 2011 services revenues included delivery of $52,000 in support to MiHealth, $40,000 in statement of work to Janssen, $88,000 in service and support to U.S Army’s Telemedicine and Advanced Technology Research Center and $5,000 to Intersections. License revenues were comprised of $15,000 from INTX, $7,000 from HealthPartners and $100,000 from U.S. Army.  During the third quarter of 2012, Janssen indicated to the Company that it will not be continuing its medication adherence platform with Diversinet beyond the fourth quarter of 2102.

During the nine months ended September 30, 2012, the Company generated $569,000 (2011 - $365,000) from consulting services and $583,000 (2011 – $545,000) from licensing.  For the nine months ended September 30, 2012, consulting revenues included delivery of $26,000 in support and statement of work to MiHealth, $15,000 to Intersections, $69,000 in support and statement of work to Janssen, $220,000 in services and statement of work to University of Nebraska and $165,000 in services and support to the mCare telehealth-outreach program. Licence revenues were comprised of $525,000 from MiHealth, and $58,000 from INTX. For the nine months ended September 30, 2011 services revenues included delivery of $130,000 in support and statement of work to MiHealth, $40,000 in statement of work to Janssen, $94,000 in service and support to mCare and $15,000 to Intersections. License revenues were $369,000 from MiHealth, 33,000 from INTX, $43,000 from HealthPartners and $100,000 from U.S. Army.

The Company currently generates its revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  We derived 54% of our revenues from the U.S. market and 40% from the Canadian market for the three months ended September 30, 2012 (37% and 16% respectively for 2011).  We derived 46% of our revenues from the U.S. market and 48% from the Canadian market for the nine months ended September 30, 2012 (37% and 55% respectively for 2011).  For the three month period ended September 30, 2012, three customers contributed 40%, 31%, and 16% of total revenue (two customers contributed 56%, and 12% of total revenue, for the same period in 2011).  For the nine month period ended September 30, 2012, three customers contributed 48%, 19%, and 14% of total revenue (two customers contributed 55% and 21% of total revenue, for the same period in 2011).

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended September 30, 2012 were $92,000 (or gross margin of 80%) compared with $53,000 (or gross margin of 84%) for the three months ended September 30, 2011 and $177,000 (or gross margin of 85%) for the nine months ended September 30, 2012 compared with $90,000 (or gross margin of 90%) for the nine months ended September 30, 2011.  This represents the direct costs, including salaries, associated with completing consulting services revenue.

Research and Development

Research and development expenses includes compensation of software development teams working on the continued enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses were $191,000 in the three months ended September 30, 2012 compared to $539,000 in the three months ended September 30, 2011 and $1,685,000 in the nine months ended September 30, 2012 compared to $1,990,000 for the similar period in 2011.  The development department redeployed part of its resources to perform professional services work to customize our products as required under our statements of work and customer agreements.  As a result, during the 2012 year, development costs of $173,000 (Q1 - $17,000; Q2 - $64,000; Q3 - $92,000), compared to 2011 of $69,000 (Q1 - $4,000; Q2 - $22,000; Q3 - $43,000) were allocated to cost of revenues.  The decrease in research and development costs in the first nine months of 2012 compared to the same period in 2011 was mainly due to the recording of $153,000 in tax credits recoverable, a $32,000 decrease in professional services and a $113,000 decrease in overall salaries and contractors’ fees.  The decrease in research and development cost in the three months ended September 30, 2012 was mainly due to the recording of $153,000 in tax credits recoverable, decreases of $10,000 in travel expenses, $29,000 in professional fees, and $115,000 in overall salaries and contractors fees.  During the third quarter, we received $205,000 (2011 - $205,000) of Ontario Innovation Tax Credit (“OITC”) refunds.

The Company is eligible for non-refundable tax credits under the Scientific Research and Experimental Development (“SRED”) program in Canada.  Under this federal program, we are only eligible to claim a non-refundable investment tax credit (“ITC”), which can be offset against taxes payable at such time that we have an income tax liability.  Diversinet does, however, remain eligible for refundable tax credits under the OITC program.

Based on historical evidence of collection of amounts claimed as filed, we have determined that there is reasonable assurance in this period and going forward that these OITC’s will be recoverable as filed, and accordingly, the Company has recorded a tax credit recoverable related to expenditures incurred, with a corresponding reduction to the related research and development expenses that were incurred to earn the tax credit.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $327,000 for the three months ended September 30, 2012 compared to $385,000 for the three months ended September 30, 2011 and $1,003,000 in the nine months ended September 30, 2012 compared with $1,281,000 for the nine months ended September 30, 2011.  The decrease of $278,000 in the nine months ended September 30, 2012 is partially due to decreases of $81,000 in travel expenses $95,000 in professional services, $71,000 in salaries and $38,000 in marketing expenses.  The decrease of $58,000 in the three months ended September 30, 2012 is partially due to decreases of $25,000 in travel expenses, $25,000 in marketing expenses, and $53,000 in overall salaries, offset by a $49,000 increase in consulting services.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $482,000 for the third quarter of 2012 compared to $409,000 during the similar period of 2011.  General and administrative expenses were $1,476,000 for the nine months ended September 30, 2012 compared to $1,413,000 for the same period in 2011.  The increase in general and administrative expenses in the third quarter of 2012 is partially due to a $93,000 increase in cash compensation for our new CEO and a $31,000 increase in professional services, offset by a decrease of $71,000 in stock based compensation.  The increase in the general and administrative expenses for the nine months ended September 30, 2012 is partially due to a $235,000 increase in salaries relating to our CEO and $32,000 in travel expenses, offset by a decrease of $33,000 in professional fees, and $165,000 in stock-based compensation.

Depreciation

Depreciation expense was $13,000 for the second quarter of 2012 compared to $16,000 in the second quarter of 2011.  Depreciation expense for the nine months ended September 30, 2012 was $41,000 compared to $47,000 in the nine months ended September 30, 2011.  During the second quarter of 2012 property and equipment additions of $700 related to computer equipment.

Foreign Exchange and Interest Income

We have reported a foreign exchange loss of $4,000 for the three months ended September 30, 2012 compared to a foreign exchange loss of $9,000 for the similar period in 2011.  Foreign exchange loss of $10,000 was reported for nine months ended September 30, 2012 compared to a foreign exchange gain of $20,000 for the same period in 2011.  Canadian/U.S. dollar currency exchange rates have fluctuated from 0.9822 on June 30, 2012 to 1.0171 on September 30, 2012 and from 1.0368 in Q2 2011 to 0.9540 in Q3 2011.  We earned interest and other income of $3,000 during second quarter of 2012 compared to $5,000 for the same period in 2011 through investing our excess cash.  Interest income was $11,000 for the nine months ended September 30, 2012, compared to $18,000 earned during the nine months ended September 30, 2011.  Current interest rates for short term investment grade investments remain low.

Net Loss

We reported a net loss of $655,000, or $(0.02) per share based on a basic weighted average of 43,293,000 common shares for the three months ended September 30, 2012 compared to a net loss of $1,074,000 or $(0.03) per share based on a weighted average 42,672,000 common shares in the prior year’s third quarter.  The net loss for the nine months ended September 30, 2012 was $3,229,000, or $(0.07) per share based on a weighted average 43,161,000 common shares outstanding compared to a net loss of $3,873,000, or $(0.09) per share based on a weighted average 42,569,000 common share outstanding for the nine months ended September 30, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at September 30, 2012 were $4,319,000 compared with $7,397,000 at December 31, 2011.  The net change in cash and cash equivalents for the third quarter of 2012 was $(780,000) compared to $(1,132,000) for the third quarter of 2011.  The net change in cash and cash equivalents for the nine months ended September 30, 2012 was $(3,078,000) compared to $(3,800,000) for the same period in 2011.

The cash used during the three and nine months ended September 30, 2012 is mainly due to operating activities, which used cash in an amount of $792,000 and $3,085,000 respectively.  Cash used in investing activities for the first nine months in 2012 and 2011 is the result of the purchase of property and equipment of $7,200 and $83,500, respectively.

Our ability to raise funds in the future will be dependent principally upon our ability to achieve profitability in our operating activities.  We have posted net losses in three of our past five years, including the most recent fiscal year just ended.  In addition, period-to-period operating results are significantly dependent upon the sale of license agreements and our success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  We do not currently have any debt financing from which our operations may be funded.

Should revenue from our operations, together with our existing cash and cash equivalents, prove inadequate to meet our short-term working capital requirements during the next twelve months, we may need to raise additional amounts to meet our working capital requirements.  Possible sources of funding include private or public financings, strategic relationships or other arrangements to support our operations beyond the next twelve months.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Ultimately, there can be no assurance that we will be successful in obtaining additional financing or generating positive cash flows from operations.  As detailed in note 1 to the September 30, 2012 consolidated interim condensed financial statements, our failure to either raise capital when needed or to generate profitable operations could leave us with insufficient resources in the future to sustain our operations over the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

RELATED PARTY TRANSACTIONS

In May 2011, the Company appointed Mr. Alan Portela, CEO of Airstrip Technologies Inc., to the Company’s board of directors.  The consulting firm founded by Mr. Portela, Hybrid Clinical Transformation LLC (“Hybrid”), had been retained by Diversinet to provide sales and business development services until April 2012.  During the three and nine months ended September 30, 2012, the Company paid Hybrid $0 and $40,000, respectively.  The Company has transacted these services at the exchange amount.

In December 2011, we appointed Dr. Hon Pak, as interim Chief Executive Officer.  The consulting firm founded by Dr. Pak, HSP Consulting (“HSP”) was retained by Diversinet to provide Dr. Pak’s services until February 10, 2012 when he became CEO.  In 2011, options to purchase 300,000 common shares at $0.18 per share, vesting equally in December 2011, June 2012 and December 2012 were granted to Dr. Pak upon his appointment to the position of interim CEO.  In September 2011, options to purchase 50,000 common shares at $0.41 per share, vesting in accordance with the Plan were granted to Dr. Pak upon his appointment to the Advisory Board.  Having transitioned from a consultant to an employee, the Company has adjusted the option accounting accordingly.  Dr. Pak, as part of his employment agreement in February 2012, received 1,400,000 options under the share option plan which was approved by shareholders in June 2012.  During the three months and nine months ended September 30, 2012, the Company paid HSP $0 and $42,000, respectively.  The Company has transacted these services at the exchange amount.

In July 2012, we appointed Bret Jorgensen to the Company’s board of directors and chairman.  The consulting firm founded by Mr. Jorgensen, Jorgensen Advisory Services (“JAS”), has been retained by Diversinet to provide certain business advisory services.  Under the agreement options were granted to purchase 863,562 common shares at $0.09 per share, vesting 25% on the date of grant and the remaining 75% quarterly in arrears over two years in accordance with the share option plan.  During the three and nine months ended September 30, 2012, the Company paid JAS $45,000 and $45,000, respectively.  The Company has transacted these services at the exchange amount.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended September 30, 2012:

	Revenue for the period	Net loss for the period	Loss per share
	($000’s)	($000’s)	($)
September 30, 2012	451	(655)	(0.02)
June 30, 2012	419	(1,147)	(0.03)
March 31, 2012	282	(1,427)	(0.03)
December 31, 2011	382	(1,664)	(0.04)
September 30, 2011	333	(1,074)	(0.03)
June 30, 2011	132	(1,688)	(0.04)
March 31, 2011	444	(1,111)	(0.03)
December 31, 2010	106	(1,505)	(0.04)

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, and stock based compensation. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate estimates and assumptions.  Actual results could differ from those estimates.

In our 2011 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  There are no changes to the critical accounting policies and estimates from those found in our 2011 Annual MD&A.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three and nine months ended September 30, 2012, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures annually.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  As detailed in note 1 to the unaudited interim condensed consolidated financial statements, the Company’s consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial customer deployments, our revenue from operations has not been sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business beyond 12 months.

Impact of commercial deployment: The Company is focused on the healthcare market, as such our ability to continue operations is also dependent on the acceptance of product and solution offerings.  Longer sales cycles and customer’s unwillingness to adopt new technologies could have an adverse affect and could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the Mihealth agreement, have a risk of cancellation if there is slow customer adoption.  Certain contracts, including the contract with Janssen and mCare, do not have any minimum commitments.  During the third quarter of 2012, Janssen indicated to the Company that it will not be continuing its medication adherence platform with Diversinet beyond the fourth quarter of 2102.  Furthermore, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.  Moreover, the terms of our relationship with Airstrip have not yet been finalized.

The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in an early and volatile stage and it may not develop to a sufficient level to support our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large healthcare providers, financial institutions and security providers.  As a result, we may maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at September 30, 2012, three customers accounted for 48%, 19% and 14% of our consolidated revenues.  Our agreements with Mihealth and Intersections are currently our only long term agreements.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2012, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2012 and 2011 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at September 30, 2012.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

#